                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2) *

                          NetLojix Communications, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   641143 10 2
                                 (CUSIP Number)

                             Thomas N. Harding, Esq.
                            SEED, MACKALL & COLE LLP
                         1332 Anacapa Street, Suite 200
                             Santa Barbara, CA 93101
                                 (805) 963-0669
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 30, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 641143 10 2

1)   Name of Reporting Person
     I. R. S. Identification Nos. of Above Person (Entities only):
     Anthony E. Papa

2)   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]

     (b)   [ ]

3)   SEC Use Only:

4)   Source of Funds (See Instructions):
     PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)   Citizenship or Place of Organization:
     United States of America


     Number of Shares              7)   Sole Voting Power:       969,213

     Beneficially Owned            8)   Shared Voting Power:           0

     by Each Reporting             9)   Sole Dispositive Power:  969,213

     Person With                  10)   Shared Dispositive Power:      0


11)  Aggregate Amount Beneficially Owned by Reporting Person:
     969,213

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13)  Percent of Class Represented by Amount in Row (11):
     6.6%

14)  Type of Reporting Person (See Instructions):
     IN

                                  SCHEDULE 13D
                                 ANTHONY E. PAPA


1.   Security and Issuer.

     This statement relates to the Common Stock, $.01 par value (the "Common Stock") of NetLojix Communications, Inc., a Delaware corporation ("NetLojix"). The principal executive offices of NetLojix are located at 501 Bath Street, Santa Barbara, California 93101.

2.   Identity and Background.

     a.   Name:                        Anthony E. Papa
     b.   Business Address:            501 Bath Street, Santa Barbara, CA  93101
     c.   Principal Occupation         Chairman of the Board of Directors and
                                       Chief Executive Officer
          Address:                     NetLojix Communications, Inc.
                                       501 Bath Street
                                       Santa Barbara, CA  93101
     d.   Criminal Proceedings:        None
     e.   Civil/Administrative
          Proceedings:                 None
     f.   Citizenship:                 United States of America

3.   Source and Amount of Funds or Other Consideration.

     Prior to the transaction covered by this Amendment, Mr. Papa owned 869,213 shares of Common Stock of NetLojix, including 106,250 shares that Mr. Papa had the right to acquire within 60 days pursuant to outstanding employee stock options. On April 30, 2001, Mr. Papa purchased 100,000 shares of NetLojix Common Stock from NetLojix for a total purchase price of $1,000.00. These shares were issued pursuant to a Restricted Stock Agreement between Mr. Papa and NetLojix and are subject to restrictions on transfer and a substantial risk of forfeiture. He acquired these shares through the use of personal funds. Mr. Papa's acquisition brought his total holdings of NetLojix Common Stock to 969,213 shares, including 106,250 shares that he has a right to acquire within 60 days. On April 30, 2001, Mr. Papa also acquired 400,000 options to purchase NetLojix Common Stock. However, these options do not begin vesting until April 30, 2002.

4.   Purpose of Transaction.

     Mr. Papa acquired the 100,000 shares from NetLojix for investment purposes.

     a. None, other than acquisition of common stock upon exercise of employee stock options when and if such options are in the money.
     b.   None.
     c.   None.
     d.   None.
     e.   None.

     f.   None.
     g.   None.
     h.   None.
     i.   None.
     j.   None.

5.   Interest in Securities of the Issuer.

     a. Mr. Papa beneficially owns 969,213 shares of the Common Stock (6.6% of all of the outstanding shares of the Common Stock). This number includes 106,250 shares which Mr. Papa has the right to acquire within 60 days pursuant to outstanding employee stock options, as follows:

               On March 4, 1997, Mr. Papa was granted the right to acquire 31,250 shares of NetLojix Common Stock at an exercise price of $3.30 per share. Twenty-five percent (25%) of these options vested on March 4 of each year between 1998 through and including 2001. Thus, these options became fully vested as of March 4, 2001.

               On April 1, 1999, Mr. Papa was granted the right to acquire 100,000 shares of NetLojix Common Stock at an exercise price of $4.88 per share. Twenty-five percent (25%) of these options vested on April 1, 2000, and twenty-five percent (25%) vested on April 1, 2001. Twenty-five percent (25%) of these options will vest on April 1, 2002, and the remaining twenty-five percent (25%) will vest on April 1, 2003.

               On January 10, 2000 Mr. Papa was granted the right to acquire 100,000 shares of NetLojix's Common Stock at an exercise price of $3.28 per share. Twenty-five percent (25%) of these options vested on January 10, 2001. Twenty-five percent (25%) of these shares will vest on January 10, 2002, twenty-five percent (25%) will vest on January 10, 2003 and twenty-five percent (25%) of these options will vest on January 10, 2004.

          In addition, on April 30, 2001, Mr. Papa was granted the right to acquire 400,000 shares of NetLojix's Common Stock at an exercise price of $0.11 per share. Thirty percent (30%) of these options will vest on April 30, 2002, thirty percent (30%) will vest on April 30, 2003, and the remaining forty percent (40%) will vest on April 30, 2004. As Mr. Papa does not have the right to acquire any of these shares within sixty (60) days, these 400,000 options have not been counted as part of the shares beneficially owned for purposes of this filing.

     b. Mr. Papa has the sole power to vote and the sole power to direct the disposition of the shares of the Common Stock referred to in Item 5a.
     c.   None, other than the purchase described in this Amendment.
     d.   None.
     e.   Not Applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The 100,000 shares acquired by Mr. Papa on April 30, 2001 were acquired by Mr. Papa as part of a restricted stock award under the 1998 Stock Incentive Plan of NetLojix Communications, Inc. The 100,000 shares acquired by Mr. Papa on April 30, 2001 are subject to a Restricted Stock Agreement dated April 30, 2001, by and between Mr. Papa and NetLojix, a copy of which is attached as Exhibit 7A (the "Restricted Stock Agreement"). Mr. Papa may not transfer such shares until they have vested. In the event of the termination of Mr. Papa's employment, NetLojix has the right to repurchase any unvested shares at a price of $0.01 per share. Thirty percent (30%) of the shares awarded under the Restricted Stock Agreement will vest on April 30, 2002, thirty percent (30%) will vest on April 30, 2003, and the remaining forty percent (40%) will vest on April 30, 2004. The shares vest in full immediately in upon (i) Mr. Papa's death disability, (ii) the termination of Mr. Papa's employment by NetLojix without cause, or (iii) a change in control of NetLojix, as defined under the 1998 Stock Incentive Plan.

     The 400,000 options to purchase NetLojix Common Stock that Mr. Papa acquired on April 30, 2001 are subject to that certain Employee Stock Option Agreement dated April 30, 2001, by and between Mr. Papa and NetLojix, a copy of which is attached as Exhibit 7B. All other options referenced in Item 5(a) above are subject to stock option agreements that are in substantially the same form as the Employee Stock Option attached as
     Exhibit 7B, except that these agreements each differ with respect to the number of options granted, the exercise price for the purchase of the shares, and the vesting schedule.

7.   Material to be Filed as Exhibits.

     A. Restricted Stock Agreement dated April 30, 2001, between Anthony E. Papa and NetLojix Communications, Inc.

     B.   Employee Stock Option Agreement dated April 30, 2001, between Anthony
          E. Papa and NetLojix Communications, Inc.

     C.   1998 Stock Incentive Plan, as amended (incorporated by reference to
          Exhibit 10.4 to NetLojix Communications, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 28, 2001.                     /s/ ANTHONY E. PAPA
                                          -------------------
                                          Anthony E. Papa

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).